November 16, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C.  20549
Attention:                                        Dietrich A. King

David Lin

David Irving

Marc Thomas

Re:                                        Sterling Bancorp, Inc.

Registration Statement on Form S-1

File No. 333-221016

Acceleration Request

Requested Date:     November 16, 2017

Requested Time:    4:30 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sterling Bancorp, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-221016) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”).

Please confirm the effectiveness of the Registration Statement with Jeffrey H. Kuras of Honigman Miller Schwartz and Cohn LLP by telephone at (313) 465-7446.

Sincerely,

STERLING BANCORP, INC.

/s/ Thomas Lopp

Thomas Lopp
President

cc:   Jeffrey H. Kuras, Honigman Miller Schwartz and Cohn LLP

Craig Miller, Manatt, Phelps & Phillips, LLP